Exhibit 99.4

Baan Company N.V. (in liquidation) publishes 2010 accounts

Pursuant to Section 5:25c and 5:25m of the Act on financial supervision (Wet financieel toezicht) the undersigned acting in its capacity of liquidator of Baan Company N.V. (in liquidation) (the “Company”) hereby announces that the financial statements of the Company for its financial year ended August 31, 2010 with the liquidator’s reports of the undersigned for this year have today been made available. The accounts may be downloaded from the website of the Company http://www.invensys.com/en/baan/.

Invensys Administratie B.V.

Baarnsche dijk 10

3741LS Baarn

For further information
Name:	Steve Devany
Title:	Head of Corporate Communications
Tel:	+44 (0) 20 3155 1301
Email:	steve.devany@invensys.com
Date:	10 May 2011